September 7, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Ryan Housel

Re:	Helpeo, Inc.
Amendment No. 1 to Registration Statement on Form S-1/A (333-168302)

Ladies and Gentlemen:

This letter sets forth the responses of Helpeo, Inc. ("Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of August 27, 2010.

Responses:

1.	The business section has been revised to omit certain claims regarding our planned software product and to qualify other claims as based on the Company’s belief and support thereof.

2.	The risk factor has been revised to correct the fact that our directors and officers own approximately 62% of the Company’s common stock.

3.	The risk factor has been revised accordingly.

4.
The management’s discussion and analysis of financial condition and results of operations section has been revised to include a detailed description of the actions and timing of our planned operations over the next 12 months.

5.	The liquidity and capital resources section has been revised to include estimates of expenditures over the next 12 months.

6.	The overview section has been revised to include a detailed description of the status of our product.

7.
Note 5 has been revised to correct the fact that the $40,000 loan to the Company was not with a Company shareholder. The transaction was not with a related party of the Company and therefore has not been disclosed in the related party transaction section.  Additionally, the loan was undocumented and therefore it has not been disclosed as an exhibit.

8.
During the setup of Helpeo, Inc., $1,200 was advanced to J. Chris Morgando, President and CEO, for the purpose of facilitating the rapid payment of initial organizational costs of the Company.  These costs were to include but not limited to filing fees, setting up telephone service, mailbox, logo development and website setup.   As of September 7, 2010, $898 of the $1,200 had not been used and is to be re-deposited into the corporate bank account. As such the amount is not an extension of credit to Mr. Morgando under Section 13(k) of the Securities Exchange Act of 1934 as the money is for Company expenditures.

9.	The beneficial ownership table has been revised to include Horizon Ridge Capital, Inc. as the beneficial owner of greater than 5% of the Company’s common stock.

10.	The selling stockholders table has been revised to correct the percentage of Horizon Ridge Capital, Inc’s ownership of the Company to 15.5%.

11.
The selling stockholders table has been revised to include the control persons for all non-public entities and to disclose that none of the selling stockholders is a registered broker dealer or an affiliate of one.

12.	The recent sale of unregistered securities section has been revised to correct the fact that none of our sales of stock were made pursuant to an exemption from registration under Regulations S.

13.	The undertakings section has been revised to remove the undertaking related to Item 512(e)(6) of Regulation S-K.

14.	The registration statement has been signed by its principal executive officer, principal accounting officer, and all directors.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ John C. Morgando

John C. Morgando
President ~ Helpeo, Inc.